Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Non-Consolidated Financial Statements (Unaudited)

March 31, 2010

(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of March 31, 2010 and the related non-consolidated statements of income, changes in equity and cash flows for the three-month periods ended March 31, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position of the Company as of December 31, 2009 and the related non-consolidated statement of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 5, 2010 expressed an unqualified opinion. The accompanying non-consolidated statements of financial position of the Company as of December 31, 2009, presented for comparative purposes, is not different from that audited by us in all material respects.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
April 30, 2010

This report is effective as of April 30, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of March 31, 2010 and December 31, 2009
(Unaudited)

(In millions of Won)	Notes	2010		2009

Assets
Cash and due from banks	18	~~W~~	791,023	429,825
Equity method accounted investments	3		25,185,068	25,035,976
Loans, net of allowance for loan losses	4,18,24		1,567,125	1,567,125
Property and equipment, net	5		1,709	1,191
Other assets, net	6,18		187,804	86,589

Total assets		~~W~~	27,732,729	27,120,706

Liabilities
Borrowings	7	~~W~~	724,000	674,000
Debentures,net	8		5,216,577	5,593,318
Retirement and severance benefits			1,669	1,441
Other liabilities	9,10,18		635,728	123,586

Total liabilities			6,577,974	6,392,345

Stockholders’ equity
Capital stock of ~~W~~5,000 par value	12
Common stock			2,370,998	2,370,998
Authorized—1,000,000,000 shares Issued and outstanding:
474,199,587 shares in 2010 and 2009

Redeemable and convertible preferred stock			481,475	481,475
Issued and outstanding :
53,094,459 shares in 2010 and 2009

Capital surplus			9,924,852	9,924,852
Capital adjustments			(417,192)	(417,142)
Accumulated other comprehensive income	3,19		1,256,113	1,182,573
Retained earnings	12,13		7,538,509	7,185,605

Total stockholders’ equity			21,154,755	20,728,361

Total liabilities and stockholders’ equity		~~W~~	27,732,729	27,120,706

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

(In millions of Won,
except earnings per share)	Notes	2010		2009

Operating revenue
Gain from equity method accounted investments	3,23	~~W~~	818,405	169,923
Interest income	18		25,849	39,810
Royalty	18		34,021	33,993
Other			7,222	996

			885,497	244,722
Operating expense
Loss from equity method accounted investments	3,23		453	—
Interest expense			84,606	116,664
Fees and commission			65	33
General and administrative expenses	15,18		13,974	9,540
Other			7,222	—

			106,320	126,237

Operating income			779,177	118,485

Non-operating income (loss), net			272	(20)

Income before income taxes			779,449	118,465

Income tax benefits	16		1,843	13

Net income		~~W~~	781,292	118,478

Earning per share in Won	17	~~W~~	1,524	140

Diluted earnings per share in Won	17	~~W~~	1,492	140

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Equity
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid		—	—	—	—	(244,988)	(244,98)
Common stock issuance		390,000	885,260	—	—	—	1,275,260
Net income		—	—	—	—	118,478	118,478
Changes in retained earnings of subsidiaries		—	—	—	—	3,890	3,890
Changes in unrealized holding gain(loss) on equity method accounted investments		—	—	—	8,830	—	8,830
Changes in other capital surplus		—	200	—	—	—	200
Changes in other capital adjustment		—	—	15,058	—	—	15,058

Balance at March 31, 2009	~~W~~	2,852,473	9,918,032	(417,829)	251,161	6,178,774	18,782,611

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2010	~~W~~	2,852,473	9,924,852	(417,142)	1,182,573	7,185,605	20,728,361
Dividends paid		—	—	—	—	(427,860)	(427,860)
Net income		—	—	—	—	781,292	781,292
Changes in retained earnings of Subsidiaries		—	—	—	—	(528)	(528)
Changes in unrealized holding gain(loss) on equity method accounted investments		—	—	—	72,643	—	72,643
Valuation loss on derivatives		—	—	—	897	—	897
Changes in other capital adjustment		—	—	(50)	—	—	(50)

Balance at March 31, 2010	~~W~~	2,852,473	9,924,852	(417,192)	1,256,113	7,538,509	21,154,755

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

(In millions of Won)	2010		2009

Cash flows from operating activities
Net income	~~W~~	781,292	118,478
Adjustments for :
Depreciation		157	115
Amortization		182	102
Provision for (reversal of) allowance for loan losses and other assets		506	(996)
Provision for retirement and severance benefits		203	542
Gain from equity method accounted investments ,net		(817,952)	(169,923)
Share-based compensation costs		(712)	(3,829)
Other		(627)	1,426

Changes in assets and liabilities :
Dividends received from equity method accounted investments		750,951	86,241
Decrease in other assets		5,686	25,660
Decrease in other liabilities		(4,088)	(2,561)
Retirement and severance benefits paid		(191)	(371)
Decrease in deposit for severance benefit insurance		99	182

Net cash provided by operating activities		715,506	55,066

Cash flows from investing activities
Cash provided by investing activities:
Decrease in equity method accounted investments		—	22,885
Collection of loans		—	230,000
Decrease in other assets		—	606

		—	253,491

Cash used in investing activities:
Purchase of equity method accounted investments		(10,026)	(27,745)
Loan originations		—	(50,000)
Purchase of property and equipment		(675)	(16)
Increase in guarantee deposits		(3,500)	—
Increase in other assets		(16)	(542)

		(14,217)	(78,303)

Net cash provided by (used in) investing activities		(14,217)	175,188

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

(In millions of Won)	2010		2009

Cash flows from financing activities
Cash provided by financing activities:
Proceeds from borrowings	~~W~~	270,000	50,000
Proceeds from issuance of debentures		200,000	—
Proceeds from issuance of common stock		—	1,310,400

		470,000	1,360,400

Cash used in financing activities:
Repayment of borrowings		(220,000)	(100,000)
Repayment of debentures		(570,000)	(520,000)
Debentures issuance cost paid		(735)	—
Stock issuance cost paid		—	(35,140)
Dividends paid		(19,356)	(245,022)

		(810,091)	(900,162)

Net cash provided by (used in) financing activities		(340,091)	460,238

Net increase in cash and due from banks		361,198	690,492

Cash and due from banks at beginning of period		429,825	670,815

Cash and due from banks at end of period	~~W~~	791,023	1,361,307

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)

1.	General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of March 31, 2010, the Company had 12 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of March 31, 2010, Shinhan Bank operated through 829 domestic branches, 101 depository offices and 6 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively.

As of March 31, 2010, Shinhan Card had 48 branches, approximately 2.45 million merchants in its network, 14.57 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

1.	General Description of the Company, Continued
(c)	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities Co., Ltd.)

Shinhan Investment Corp.(“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of March 31, 2010, it operated through 88 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of March 31, 2010, Shinhan Life Insurance operated through 160 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of March 31, 2010 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of March 31, 2010 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of March 31, 2010 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of March 31, 2010 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

1.	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”) in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008.

Shinhan BNP Paribas AMC’s capital stock as of March 31, 2010 amounted to ~~W~~75,374 million.

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of March 31, 2010 amounted to ~~W~~1,000 million.

(k)	SHC Management Co., Ltd.

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. SHC Management was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card. SHC Management’s capital stock as of March 31, 2010 amounted to ~~W~~500 million.

(l)	Shinhan Data System Co., Ltd.

Shinhan Data System Co., Ltd. (“Shinhan Data System) was established on May 1, 1991 to engage in deveploping and operating computer system and information providing services and operating and storing of electronic documents. On January 4, 2010, the Company acquired 200,000 shares (100%) of the outstanding shares of Shinhan Data System at ~~W~~50,130 per share from Shinhan Bank in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2009. Shinhan Data System’s capital stock as of March 31, 2010 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

1.	General Description of the Company, Continued
Details of ownership as of of March 31, 2010 and December 31, 2009 were as follows:

		2010		2009
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	15,241,424	68.9
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,585	65.0	9,798,585	65.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
	Shinhan Data System	200,000	100,0	—	—

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 percent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company audits goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

If the investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

(d)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(e)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(f)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(g)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the end of reporting period is accrued in the accompanying non-consolidated statements of financial position. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

(i)	Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the non-consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Derivatives and Hedge Accounting, Continued

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the non-consolidated statement of income.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in the non-consolidated statement of income

(j)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(k)	Interest Income

Interest income on Company deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(l)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Income Taxes, Continued

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.

The Company has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(n)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

3.	Equity Method Accounted Investments
Details of equity method accounted investments as of March 31, 2010 and December 31, 2009 were as follows:

	2010
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	13,617,579	(145,313)	541,209	—	(50)	19,480	(528)	14,032,377
Shinhan Card		7,919,672	(600,018)	186,420	—	—	21,499	—	7,527,573
Shinhan Investment		1,841,420	—	11,173	—	—	(1,002)	—	1,851,591
Shinhan Life Insurance		982,775	—	53,406	—	—	29,434	—	1,065,615
Shinhan Capital		408,922	—	13,719	—	—	51	—	422,692
Jeju Bank		135,220	—	4,639	—	—	3,306	—	143,165
Shinhan Credit Information		15,385	(1,200)	301	—	—	—	—	14,486
Shinhan PE		14,783	—	792	—	—	—	—	15,575
Shinhan BNP Paribas AMC		91,565	—	6,701	—	—	(125)	—	98,141
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,655	—	(453)	—	—	—	—	8,202
Shinhan Data System		—	5,606	45	—	—	—	—	5,651

	~~W~~	25,035,976	(740,925)	817,952	—	(50)	72,543	(528)	25,185,068

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~5,001 million and ~~W~~2,250 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~89,467 million as of March 31, 2010 based on the quoted market price (~~W~~5,870 per share) at that date.

Changes in (negative) goodwill for the three-month period ended March 31, 2010 were as follows:

	Beginning		Increase	Amortization
	balance		(decrease)	(reversal)	Impairment	Ending balance
Shinhan Bank	~~W~~	471,961	—	(15,390)	—	456,571
Shinhan Card		3,281,834	—	(75,834)	—	3,206,000
Shinhan Investment		42,512	—	—	(42,512)	—
Shinhan Life Insurance		247,334	—	(10,449)	—	236,885
Shinhan Capital		7,667	—	(177)	—	7,490
Jeju Bank		(1,543)	—	171	—	(1,372)

	~~W~~	4,049,765	—	(101,679)	(42,512)	3,905,574

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

3.	Equity Method Accounted Investments, Continued
Changes in unrealized losses (gains) under the application of equity method for the three-month periods ended March 31, 2010 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives, etc	~~W~~	(11,776)	742	(11,034)
Shinhan Card	Allowance for loan losses, etc		4,036	(675)	3,361
Shinhan Investment	Commission expense, etc		(6,874)	(678)	(7,552)
Shinhan Life Insurance	Deferred acquisition costs, etc		(46,892)	4,641	(42,251)
Shinhan Capital	Allowance for loan losses		3,026	(699)	2,327
Shinhan Credit Information	Allowance for loan losses		2	—	2
Shinhan PE	Allowance for loan losses		25	(6)	19
Shinhan Data System	Allowance for loan losses		—	(149)	(149)

		~~W~~	(58,453)	3,176	(55,277)

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	724,060	6,823	569	685,641	(4,301)	13,617,579
Shinhan Card		7,237,665	(49,064)	553,776	(3)	—	177,298	—	7,919,672
Shinhan Investment		1,803,002	(30,000)	26,129	200	—	42,089	—	1,841,420
Shinhan Life Insurance		846,106	(20,000)	134,926	—	64	21,679	—	982,775
Shinhan Capital		377,662	(24,991)	35,499	—	—	20,752	—	408,922
Jeju Bank		95,581	27,745	9,677	—	4,976	(2,759)	—	135,220
Shinhan Credit Information		14,268	—	1,117	—	—	—	—	15,385
Shinhan PE		11,059	—	3,600	—	124	—	—	14,783
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	20,615	—	(1,743)	723	—	91,565
Cardif Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,899	—	(244)	—	—	—	—	8,655

	~~W~~	22,734,582	(160,654)	1,510,820	7,020	3,990	944,519	(4,301)	25,035,976

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~980 million and ~~W~~2,751 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~98,155 million as of December 31, 2009 based on the quoted market price (~~W~~6,440 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

3.	Equity Method Accounted Investments, Continued
Changes in (negative) goodwill for the year ended December 31, 2009 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Investment		59,516	—	(17,004)	42,512
Shinhan Life Insurance		289,137	—	(41,803)	247,334
Shinhan Capital		8,373	3	(709)	7,667
Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,470,056	3,303	(423,594)	4,049,765

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2009 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	7,664	(19,440)	(11,776)
Shinhan Card	Allowance for loan losses		5,939	(1,903)	4,036
Shinhan Investment	Commission expense		(7,310)	436	(6,874)
Shinhan Life Insurance	Deferred acquisition costs		(49,779)	2,887	(46,892)
Shinhan Capital	Allowance for loan losses		5,232	(2,206)	3,026
Shinhan Credit Information	Allowance for loan losses		1	1	2
Shinhan PE	Allowance for loan losses		50	(25)	25
Cardif Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(7,578)	(58,453)

4.	Loans
(a)	Loans as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Loans in Won	~~W~~	1,575,000	1,575,000
Less: allowance for loan losses		(7,875)	(7,875)

	~~W~~	1,567,125	1,567,125

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

4.	Loans, Continued
(b)	Detail of loans in Won as of March 31, 2010 and December 31, 2009 were as follows:

	2010			2009
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.66~6.90	~~W~~	800,000	5.66~6.90	~~W~~	800,000
Shinhan Capital	4.99~6.90		600,000	4.99~6.90		600,000
Shinhan Investment	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	3.99		5,000	3.99		5,000

		~~W~~	1,575,000		~~W~~	1,575,000
Allowance for loan losses			(7,875)			(7,875)

		~~W~~	1,567,125		~~W~~	1,567,125

(c)	The maturities of loans as of March 31, 2010 and December 31, 2009 were as follows:

	2010		2009

Due in three months or less	~~W~~	50,000	—
Due after three months through six months		175,000	50,000
Due after six months through 12 months		550,000	275,000
Due after one year through three years		800,000	1,200,000
Thereafter		—	50,000

	~~W~~	1,575,000	1,575,000

5.	Property and Equipment
Property and equipment as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Property and equipment:
Furniture and fixtures	~~W~~	1,862	1,673
Leasehold improvements		3,655	3,169

		5,517	4,842
Less: accumulated depreciation		(3,808)	(3,651)

	~~W~~	1,709	1,191

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

6.	Other Assets
Other assets as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Security deposits paid	~~W~~	12,474	8,974
Software		2,327	2,493
Account receivables		152,508	51,358
Accrued interest income		8,665	8,738
Advance payments		10	10
Prepaid expenses		5,836	11,567
Deffered tax asset (note 16)		2,922	—
Other		3,943	3,824

		188,685	86,964
Less: allowance for losses		(881)	(375)

	~~W~~	187,804	86,589

7.	Borrowings
(a)	Borrowings as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010			2009
	Interest			Interest
	rate (%)		Amount	rate (%)	Amount
Commercial Papers	~~W~~	3.05 ~ 4.30	724,000	3.35 ~ 6.53	674,000
(b)	The maturities of borrowings as of March 31, 2010 and December 31, 2009 were as follows:

	2010		2009

Due in three months or less	~~W~~	380,000	50,000
Due after three months through six months		244,100	280,000
Due after six months through 12 months		100,000	344,000

	~~W~~	724,000	674,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

8.	Debentures
(a)	Debentures as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Debentures in Won	~~W~~	5,030,000	5,400,000
Debentures in Foreign Currency		194,829	202,051

		5,224,829	5,602,051
Less: discount on debentures		(8,252)	(8,733)

	~~W~~	5,216,577	5,593,318

(b)	Details of debentures in Won as of March 31, 2010 and December 31, 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010	2009
Unsecured debentures in Won:
January 31, 2005	January 31, 2010	4.59	—	70,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000
September 26, 2006	September 26, 2011	4.91	50,000	50,000
November 29, 2006	November 29, 2011	5.06	100,000	100,000
November 29, 2006	November 29, 2013	5.16	150,000	150,000
December 27, 2006	December 27, 2011	5.17	100,000	100,000
December 27, 2006	December 27, 2013	5.24	150,000	150,000
January 25, 2007	January 25, 2010	5.25	—	250,000
January 25, 2007	January 25, 2012	5.29	100,000	100,000
January 25, 2007	January 25, 2014	5.40	150,000	150,000
February 23, 2007	February 23, 2010	5.09	—	250,000
February 23, 2007	February 23, 2012	5.12	100,000	100,000
February 23, 2007	February 23, 2014	5.27	150,000	150,000
April 13, 2007	April 13, 2010	5.24	50,000	50,000
April 13, 2007	April 13, 2012	5.28	50,000	50,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

8.	Debentures, Continued

		Interest
Issue date	Maturity date	rate (%)	2010		2009
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
November 27, 2007	November 27, 2010	6.24		50,000	50,000
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	150,000
January 23, 2008	January 23, 2013	6.51		50,000	50,000
February 21, 2008	February 21, 2011	5.51		150,000	150,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000
September29, 2009	September 29, 2012	5.38		200,000	200,000
November 27, 2009	November 27, 2012	5.07		190,000	190,000
November 27, 2009	November 27, 2014	5.52		110,000	110,000
February 23, 2010	February 23, 2013	4.90		150,000	—
February 23, 2010	February 23, 2015	5.27		50,000	—

				5,030,000	5,400,000
	Discount on debentures			(7,847)	(8,263)

			~~W~~	5,022,153	5,391,737

(c)	Details of debentures in foreign currency as of March 31, 2010 and December 31, 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010		2009
Unsecured debentures in Foreign Currency:
September 29, 2009	September 29, 2011	3M Libor(JPY) + 1.1%	~~W~~	194,829	202,051
		Discount on debentures		(405)	(470)

			~~W~~	194,424	201,581

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

8.	Debentures, Continued
(d)	The maturities of debentures as of March 31, 2010 and December 31, 2009 were as follows:

	2010		2009

Due in three months or less	~~W~~	500,000	570,000
Due after three months through six months		210,000	500,000
Due after six months through 12 months		750,000	410,000
Due after one year through three years		2,844,829	3,202,051
Thereafter		920,000	920,000

	~~W~~	5,224,829	5,602,051

9.	Other Liabilities
Other liabilities as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Withholding taxes	~~W~~	6,878	2,516
Dividends payable		411,135	2,631
Accounts payable		1,937	5,056
Accrued expenses		87,608	98,875
Unearned interest		73	122
Income taxes payable		106,307	—
Derivatives (Note 10)		21,790	14,386

	~~W~~	635,728	123,586

10.	Derivatives and Hedge Accounting
Details of derivative instruments as of March 31, 2010 and December 31, 2009 were as follows:

2010
			Fair value		Valuation gain (loss)
					Operating	Accumulated other
	Notional				revenue	comprehensive
	amount		Asset	Liabilities	(expenses)	income
Currency swap	~~W~~	194,829	—	21,790	(7,222)	(182)

2009
			Fair value		Valuation gain (loss)
					Operating	Accumulated other
	Notional				revenue	comprehensive
	amount		Asset	Liabilities	(expenses)	income
Currency swap	~~W~~	202,051	—	14,386	(10,109)	(4,277)

(*)	Hedged item is debentures in foreign currency. The Company is hedging cash flow volatility due to foreign currency and interest fluctuation through currency swap.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

11.	Commitments and Contingencies
As of March 31, 2010, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	9,059	Pending in Seoul High Court

12.	Capital Stock
(a)	As of March 31, 2010, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 5	9,316,793	4.04%	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86%	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00%	January 25, 2012 - January 25, 2027

	38,373,459
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027

	53,094,459

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
     Conversion period : January 26, 2008 — January 25, 2012
     Conversion ratio : One common stock per one preferred stock
Conversion price in Won : W57,806
The following redeemable preferred stocks were redeemed as of March 31, 2010. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2009	Series 4	9,316,792	~~W~~	172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		43,200,502	~~W~~	1,581,303

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

12.	Capital Stock, Continued
(b)	Details of changes in capital stock for the three-month period ended March 31, 2010 and the year ended December 31, 2009 were as follows:

	Number of		Common	Preferred
	shares		stock	stock
Balance at January 1, 2009	~~W~~	458,610,838	1,980,998	481,475
Issuance of common stock		78,000,000	390,000	—
Repayment of preferred stock		(9,316,792)	—	—

Balance at December 31, 2009		527,294,046	2,370,998	481,475

Balance at March 31, 2010	~~W~~	527,294,046	2,370,998	481,475

(c)	Details of reserve for repayment of preferred shares as of March 31, 2010 were as follows:

			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 5 redeemable preferred stock	9,316,793	August 19, 2010	~~W~~	18,546.425	~~W~~	172,793
Series 8 redeemable preferred stock	66,666	August 19, 2010		150,009.452		10,001

	9,383,459				~~W~~	182,794

13.	Retained Earnings
Retained earnings as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Legal reserve	~~W~~	1,152,507	1,021,878
Other reserve		182,794	—
Retained earnings before appropriation		6,203,208	6,163,727

	~~W~~	7,538,509	7,185,605

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

14.	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of March 31, 2010 were as follows:

	4th grant	5th grant	6th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007
Exercise price in Won	~~W~~28,006	~~W~~38,829	~~W~~54,560
Number of shares granted	2,695,200	3,296,200	1,301,050
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2010	1,767,408	2,646,289	1,110,427
Exercised or canceled	37,093	26,590	27,958

Balance at March 31, 2010	1,730,315	2,619,699	1,082,469
Exercisable at March 31, 2010	1,730,315	2,619,699	1,082,469

Assumptions used to determine the fair value of options:
Risk-free interest rate			3.39%
Expected exercise period			2.0 years
Expected stock price volatility			45.56%
Expected dividend yield			0.56%
Weighted average fair value per share			~~W~~8,693

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

14.	Share-Based Payments, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of March 31, 2010 were as follows:

7th grant
Grant date	March 19, 2008
Exercise price in Won	~~W~~49,053
Number of shares granted	808,700
Vesting period	Within four years after three years from grant date
Terms:
Service period	Two years from grant date
Market performance
Management	Increase rate of stock price and target ROE
Employee	—

Changes in number of shares granted:
Outstanding at January 1, 2010	674,238
Canceled or forfeited	12,434

Outstanding at March 31, 2010	661,804
Exercisable at March 31, 2010	—

Assumptions used to determine the fair value of options:
Risk-free interest rate	3.82%
Expected exercise period	3.0 years
Expected stock price volatility	41.23%
Expected dividend yield	0.91%
Weighted average fair value per share	~~W~~11,323
The Company has the option to settle cash or equity in respect to share-based payments. For the seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

14.	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the year ended March 31, 2010 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
4th	Recorded at beginning of the year	~~W~~	6,253	35,525	41,778
	Incurred during the year		(534)	(2,375)	(2,909)

5th	Recorded at beginning of the year		2,791	14,874	17,665
	Incurred during the year		(711)	(3,633)	(4,344)

6th	Recorded at beginning of the year		1,392	7,289	8,681
	Incurred during the year		207	522	729

7th	Recorded at beginning of the year		1,210	4,884	6,094
	Incurred during the year		326	1,033	1,359

	Recorded at beginning of the year		11,646	62,572	74,218
	Incurred during the year	~~W~~	(712)	(4,453)	(5,165)

15.	General and Administrative Expenses
Details of general and administrative expenses for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Salaries	~~W~~	4,020	2,072
Provision for retirement and severance benefits		203	542
Other employee benefits		176	578
Rental		405	271
Entertainment		453	270
Depreciation		157	115
Amortization		182	102
Bad debt expense		506	—
Taxes and dues		66	76
Advertising		4,150	1,913
Fees and commission		2,736	2,833
Other		920	768

	~~W~~	13,974	9,540

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

16.	Income Taxes
(a)	The components of income tax expense (benefit) for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Current income tax expense (*)	~~W~~	—	(13)
Changes in deferred tax arising from temporary differences		(999)	—
Deferred tax expense adjusted to equity		1,079	—
Adjustment under the consolidated corporate tax system		(1,923)	—

Income tax benefit	~~W~~	(1,843)	(13)

(*)	Included W13 million of income tax benefits, resulting from the reversal of income tax for the three-month period ended March 31, 2009.
(b)	The reconciliation of income for financial reporting purposes and taxable income for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Statutory tax rate		24.2%	24.2%
Net income before income tax expense	~~W~~	779,449	118,465
Income tax calculated at the statutory tax rate		188,627	28,669
Adjustment:
Income not assessable for tax purposes		(172,911)	(11,536)
Expenses not deductible for tax purposes		109	6,836
Unrealizable temporary difference		(13,951)	(24,795)
Changes in probability of temporary differences		(2,233)	—
Other		439	826
Reversal of income tax		—	(13)
Adjustment under the consolidated corporate tax system		(1,923)	—

Income tax expenses	~~W~~	(1,843)	(13)

Effective income tax rate		(0.24)%	(0.01)%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

16.	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for effects for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010
		Beginning			Ending	Deferred tax
		balance (*)	Increase	Decrease	balance	asset(liability)
Temporary differences:

Equity method accounted investments	~~W~~	(7,107,957)	(140,244)	(981)	(7,247,220)	(1,594,633)
Retirement and severance benefits		2,619	189	100	2,708	596
Accrued expenses		16,611	—	6,312	10,299	2,265
Deposit for severance benefit insurance		(2,301)	—	(100)	(2,201)	(484)
Account payable		1,419	1,288	1,419	1,288	312
Derivatives		14,386	7,404	—	21,790	5,273
Debentures in foreign currency		(10,818)	(7,222)	—	(18,040)	(4,366)
Other		397	—	—	397	96

		(7,085,644)	(138,585)	6,750	(7,230,979)	(1,590,941)
Allowance of consolidated tax subsidiaries		—	8,148	—	8,148	1,923

		(7,085,644)	(130,437)	6,750	(7,222,831)	(1,589,018)
Unrealizable temporary differences (**)		7,104,744	(132,330)	(981)	7,236,093	(1,591,940)

		19,100	1,893	7,731	13,262	2,922

(*)	Differences resulting from finalization of the prior year tax return are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of March 31, 2010 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~7,247,220 million less realizable portion of ~~W~~11,127 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

16.	Income Taxes, Continued

	2009
		Beginning			Ending	Deferred tax
		balance (*)	Increase	Decrease	balance	asset(liability)
Temporary differences:

Equity method accounted investments	~~W~~	(4,793,469)	(195,656)	(86,241)	(4,902,884)	(1,078,634)
Retirement and severance benefits		1,620	542	181	1,981	436
Accrued expenses		7,627	—	3,829	3,798	836
Deposit for severance benefit insurance		(1,531)	—	(181)	(1,350)	(297)

		(4,785,753)	(195,114)	(82,412)	(4,898,455)	(1,077,659)
Loss carryforwards		299,472	13,660	—	313,132	69,186

		(4,486,281)	(181,454)	(82,412)	(4,585,323)	(1,008,473)
Unrealizable temporary differences (**)		(4,785,394)	(195,656)	(81,225)	(4,899,825)	(1,077,960)

		299,113	14,202	(1,187)	314,502	69,487

(*)	Differences resulting from finalization of the prior year tax return are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of March 31, 2009 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~4,902,884 million less realizable portion of ~~W~~3,059 million.
The net tax effects of ~~W~~69,487 million as of March 31, 2009 were not recognized as deferred tax assets due to uncertainty of realization.

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the three-month period ended March 31, 2010 are as follows:

	Temporary	Deferred tax assets
	differences	(liabilities)

Accumulated other comprehensive income :
Valuation loss on derivatives	~~W~~(182)	1,079

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won, except earning per share)
(Unaudited)

17.	Earning Per Share
(a)	Basic earning per share

Basic earning per share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Net income for period	~~W~~	781,292	118,478
Less: dividends on preferred stock		58,729	59,573

Net income available for common stock		722,563	58,905
Weighted average number of common shares outstanding (*)		474,199,587	422,069,711

Earnings per share in Won	~~W~~	1,524	140

(*)	Weighted average number of common shares outstanding for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2010	474,199,587	90	42,677,962,830

Outstanding at March 31, 2010	474,199,587		42,677,962,830

			90

Weighted average number of common shares			474,199,587

	2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,789	90	37,590,641,010
Effect of treasury stocks held	(529)	90	(47,610)
Common stock issuance	54,497,285	7	381,480,995
Capital increase without consideration	2,028,513	7	14,199,591

Outstanding at March 31, 2009	474,199,058		37,986,273,986

			90

Weighted average number of common shares			422,069,711

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won, except earning per share)
(Unaudited)

17.	Earning Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Ordinary income available for common stock	~~W~~	722,563	58,905
Add: dividends on redeemable convertible preferred stock		6,819	—

Diluted net earnings		729,382	58,905
Weighted average number of common shares outstanding and common equivalent shares (*)		488,920,587	422,069,711

Diluted earnings per share in Won	~~W~~	1,492	140

(*)	Weighted average number of common shares outstanding and common equivalent shares for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010	2009
Weighted average number of common shares	474,199,587	422,069,711
Effect of conversion of convertible redeemable preferred stock	14,721,000	—

Weighted average number of shares common and common equrivalent shares	488,920,587	422,069,711

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 20, 2011 - March 19, 2015	661,804

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)
18.	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the three-month periods ended March 31, 2010 and 2009 were as follows:

Related party	Account	2010		2009
<Revenue>
Shinhan Bank	Interest income	~~W~~	25	815
²	Royalty		27,788	28,335
Shinhan Card	Interest income		12,441	17,997
²	Royalty		2,475	2,373
Shinhan Investment	Interest income		2,348	2,328
²	Royalty		1,258	1,117
Shinhan Life Insurance	Royalty		1,969	1,566
Shinhan Capital	Interest income		9,097	15,868
²	Royalty		301	366
Jeju Bank	Royalty		127	125
Shinhan Credit Information	Royalty		24	15
Shinhan PE	Interest income		49	161
²	Royalty		6	3
Shinhan BNP Paribas AMC	Royalty		41	36
Cardif Life Insurance	Interest income		—	222
²	Royalty		—	28
Shinhan Macquarie	Royalty		1	7
Shinhan Data System	Royalty		19	12
Shinhan Aitas	Royalty		12	10

		~~W~~	57,981	71,384

<Expense>
Shinhan Bank	Rental expense	~~W~~	238	271
Shinhan Investment	Commission expense		50	200
Shinhan Data System	Commission expense		53	14

		~~W~~	341	485

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

18.	Related Party Transactions, Continued
(b)	Account balances
Significant balances with the related parties as of March 31, 2010 and December 31, 2009 were as follows:

Creditor	Debtor	Account	2010		2009
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	2,742	9,823
²	²	Security deposits paid		12,474	8,974
²	²	Accrued interest income		11	—
²	²	Accounts receivable		66,617	38,240
²	²	Deposit for severance benefit		2,201	2,300
²	Shinhan Card	Loans in Won		800,000	800,000
²	²	Accrued interest income		3,630	3,682
²	²	Accounts receivable		60,608	3,517
²	Shinhan Investment	Loans in Won		170,000	170,000
²	²	Accrued interest income		1,569	1,569
²	²	Accounts receivable		4,187	4,443
²	Shinhan Life Insurance	Accounts receivable		14,786	2,533
²	Shinhan Capital	Loans in Won		600,000	600,000
²	²	Accrued interest income		3,379	3,412
²	²	Accounts receivable		5,143	1,822
²	Shinhan Credit Information	Accounts receivable		555	476
²	Shinhan PE	Loans in Won		5,000	5,000
²	²	Accounts receivable		301	—
²	Shinhan BNP Paribas AMC	Accounts receivable		70	68
²	Shinhan Macquarie	Accounts receivable		76	75
²	SHC Management	Accounts receivable		69	68
²	Shinhan Data System	Accounts receivable		172	190
²
			~~W~~	1,753,590	1,656,192

Shinhan Card	Shinhan Financial Group	Accounts payable	~~W~~	226	234
Shinhan PE	²	Unearned interest		73	122
Shinhan Data System	²	Accounts payable		1	1

			~~W~~	300	357

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

18.	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the for the three-month periods ended March 31, 2010 and 2009 was as follows:

	2010		2009
Salaries	~~W~~	1,208	1,612
Share-based payment		(641)	(1,285)
Performance compensation		673	340

	~~W~~	1,240	667

19.	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of March 31, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Unrealized holding gain on equity method accounted investments	~~W~~	1,263,021	1,194,264
Unrealized holding loss on equity method accounted investments		(3,528)	(7,414)
Valuation loss on derivatives		(3,380)	(4,277)

	~~W~~	1,256,113	1,182,573

(b)	Comprehensive income for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Net income	~~W~~	781,292	118,478
Other comprehensive income:
Unrealized holding gain on equity method accounted investments		68,757	10,902
Unrealized holding loss on equity method accounted investment		3,886	(2,072)
Valuation loss on derivatives		897	—

Comprehensive income	~~W~~	854,832	127,308

20.	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010		2009
Changes in capital surplus on equity method accounted investments	~~W~~	—	200
Changes in capital adjustment on equity method accounted investments		50	15,058
Changes in unrealized holding gain (loss) on equity method accounted investments		72,643	23,888
Changes in retained earnings due to application of the equity method		528	3,890

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

21.	Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position
The condensed statements of financial position of subsidiaries as of March 31, 2010 and December 31, 2009 were as follows:

	2010
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	208,256,517	194,414,041	13,842,476
Shinhan Card		19,063,838	14,738,257	4,325,581
Shinhan Investment		8,384,288	6,564,504	1,819,784
Shinhan Life Insurance		10,437,059	9,568,400	868,659
Shinhan Capital		3,560,809	3,147,935	412,874
Jeju Bank		2,922,068	2,697,334	224,734
Shinhan Credit Information		18,234	3,751	14,483
Shinhan PE		22,047	6,488	15,559
Shinhan BNP Paribas AMC		176,985	26,007	150,978
Shinhan Macquarie		3,940	14,094	(10,154)
SHC Management		8,274	72	8,202
Shinhan Data System		9,575	3,775	5,800

	~~W~~	252,863,634	231,184,658	21,678,976

	2009
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	202,237,352	188,821,769	13,415,583
Shinhan Card		17,572,883	12,931,389	4,641,494
Shinhan Investment		7,551,810	5,785,472	1,766,338
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,784	398,228
Jeju Bank		2,950,155	2,736,667	213,488
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)
SHC Management		8,730	75	8,655

	~~W~~	244,246,697	222,857,600	21,389,097

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

21.	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income
Condensed statements of income of subsidiaries for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	6,891,596	6,116,140	775,456	762,408	588,576
Shinhan Card		984,933	654,145	330,788	336,463	262,625
Shinhan Investment		384,201	316,059	68,142	71,844	54,449
Shinhan Life Insurance		767,027	689,520	77,507	77,120	59,270
Shinhan Capital		110,052	90,801	19,251	19,221	14,595
Jeju Bank		47,495	38,329	9,166	8,816	6,446
Shinhan Credit Information		7,951	7,664	287	372	300
Shinhan PE		2,080	784	1,296	1,092	797
Shinhan BNP Paribas AMC		121,616	71,082	50,534	48,520	36,456
Shinhan Macquarie		807	1,016	(209)	1,171	(4,502)
SHC Management		—	45	(45)	26	(453)
Shinhan Data System		8,950	8,908	42	77	52

	~~W~~	9,326,708	7,994,493	1,332,215	1,327,130	1,018,591

	2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	19,849,589	19,733,431	116,158	104,333	73,731
Shinhan Card		985,638	814,560	171,078	173,046	142,569
Shinhan Investment		307,284	310,922	(3,638)	5,334	7,038
Shinhan Life Insurance		766,013	705,737	60,276	59,645	43,214
Shinhan Capital		182,885	167,979	14,906	14,900	10,727
Jeju Bank		51,203	50,783	420	888	576
Shinhan Credit Information		8,337	7,895	442	533	423
Shinhan PE		2,087	650	1,437	1,574	1,251
Shinhan BNP Paribas AMC		23,613	15,208	8,405	7,805	5,568
Cardif Life Insurance		48,625	46,485	2,140	2,172	595
Shinhan Macquarie		852	1,532	(680)	(952)	(722)
SHC Management		—	109	(109)	52	60

	~~W~~	22,226,126	21,855,291	370,835	369,330	285,030

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

22.	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of March 31, 2010 and December 31, 2009 were as follows:

	2010
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	724,000	5,216,577	5,940,577
Shinhan Bank		142,243,707	12,465,973	22,702,136	177,411,816
Shinhan Card		—	2,012,611	9,180,442	11,193,053
Shinhan Investment		968,209	3,087,195	49,954	4,105,358
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,049,049	1,930,005	2,979,054
Jeju Bank		2,345,542	72,148	93,345	2,511,035
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	145,557,458	19,424,566	39,172,459	204,154,483

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	674,000	5,593,318	6,267,318
Shinhan Bank		135,284,956	14,196,594	23,822,222	173,303,772
Shinhan Card		—	1,461,658	8,483,809	9,945,467
Shinhan Investment		921,262	2,665,641	49,947	3,636,850
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,102,417	1,990,489	3,092,906
Jeju Bank		2,332,462	77,871	143,340	2,553,673
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	138,538,680	20,191,771	40,083,125	198,813,576

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

22.	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of March 31, 2010 and December 31, 2009 were as follows:

	2010
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,567,125	25,185,068	791,023	27,543,216
Shinhan Bank		137,725,485	45,409,523	10,165,071	193,300,079
Shinhan Card		15,206,645	435,213	1,371	15,643,229
Shinhan Investment		894,773	4,930,626	1,798,980	7,624,379
Shinhan Life Insurance		2,612,797	4,807,387	216,983	7,637,167
Shinhan Capital		2,026,286	361,859	175	2,388,320
Jeju Bank		2,200,678	509,718	27,508	2,737,904
Shinhan Credit Information		—	—	8,750	8,750
Shinhan PE		—	13,603	6,540	20,143
Shinhan BNP Paribas AMC		1,221	1,996	21,193	24,410
SHC Management		—	—	8,031	8,031
Shinhan Data System		—	18	24	42

	~~W~~	162,235,010	81,655,011	13,045,649	256,935,670

	2009
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,567,125	25,035,976	429,825	27,032,926
Shinhan Bank		139,956,199	39,540,193	8,942,395	188,438,787
Shinhan Card		14,615,371	411,444	1,371	15,028,186
Shinhan Investment		930,726	4,365,966	1,062,661	6,359,353
Shinhan Life Insurance		2,520,394	4,528,593	237,955	7,286,942
Shinhan Capital		3,063,703	351,683	1,187	3,416,573
Jeju Bank		2,205,225	511,340	34,908	2,751,473
Shinhan Credit Information		—	—	9,617	9,617
Shinhan PE		—	13,813	6,054	19,867
Shinhan BNP Paribas AMC		1,190	2,323	136,847	140,360
SHC Management		—	—	8,531	8,531

	~~W~~	164,859,933	74,761,331	10,871,351	250,492,615

(*)	Net of allowance for loan losses, present value discounts and deferred loan origination fees

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

23.	Contribution by Subsidiaries to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the three-month periods ended March 31, 2010 and 2009 were as follows:

	2010			2009
	Amount		Ratio(%)	Amount	Ratio(%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	541,209	66.17	49,407	29.08
Shinhan Card		186,420	22.79	67,989	40.00
Shinhan Investment		11,173	1.37	2,496	1.47
Shinhan Life Insurance		53,406	6.53	33,756	19.86
Shinhan Capital		13,719	1.68	10,090	5.94
Jeju Bank		4,639	0.57	635	0.37
Shinhan Credit Information		301	0.04	423	0.25
Shinhan PE		792	0.10	1,251	0.74
Shinhan BNP Paribas AMC		6,701	0.82	3,619	2.13
Cardif Life Insurance		—	—	197	0.12
SHC Management		(453)	(0.06)	60	0.04
Shinhan Data System		45	0.01	—	—

		817,952	100.00	169,923	100.00

Other income		69,269		74,799
Other expense		(105,929)		(126,244)

Net income for period	~~W~~	781,292		118,478

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(In millions of Won)
(Unaudited)

24.	Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the three-month period ended March 31, 2010 and the year ended December 31, 2009 were as follows:

	2010
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,250	(506)	8,756
Shinhan Bank		2,642,383	162,141	2,804,524
Shinhan Card		793,470	(86,916)	706,554
Shinhan Investment		182,287	(14,030)	168,257
Shinhan Life Insurance		37,943	(273)	37,670
Shinhan Capital		72,323	4,399	76,722
Jeju Bank		33,060	3,106	36,166
Shinhan BNP Paribas AMC		110	2	112
Shinhan Macquarie		2	3	5

	~~W~~	3,769,828	68,938	3,838,766

	2009
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,050	(3,800)	8,250
Shinhan Bank		2,581,217	61,166	2,642,383
Shinhan Card		764,066	29,404	793,470
Shinhan Investment		62,205	120,082	182,287
Shinhan Life Insurance		28,570	9,373	37,943
Shinhan Capital		52,396	19,927	72,323
Jeju Bank		26,438	6,622	33,060
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,527,108	242,720	3,769,828

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

25.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Company organized an IFRS Task Force Team (“IFRS TFT”) and performed preliminary analysis of the effects of K-IFRS adoption and newly established the financial reporting system and other. The IFRS TFT is proceeding to prepare for consolidated financial information for opening balance at January 1, 2010.

(b)	K-IFRS Adoption Status
i)	Action Plan and Status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.

 Phase 1: Analysis Phase
The Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.

‚ Phase 2: Policy Establishment, System Design and Implementation Phase
Based on the outcome of Phase 1, from March 2008 to December 2009, the Company performed detailed GAP and impact analysis, designed and implemented of its IT infrastructure. The Company also has continuously carried out training course for its employees.

ƒ Phase 3: K-IFRS application phase
Starting January 2010, the Company is proceeding to prepare and verify financial information, reorganize internal accounting control system, analyze the impact of changes in accordance with K-IFRS.

ii)	Major Activities

• Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals
In consideration of the requirements of K-IFRS and the Group’s current situations, the Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

• System Redesign
The Company analyzed a financial reporting system and defined business requirement design in order to produce the financial information in a relevant and efficient manner. Then the Company completed IFRS system at the end of reporting period. In addition, the Company has performed financial data cleansing and uploaded data in IFRS system.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2010
(Unaudited)

25.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS Adoption Task Force Team, including external consultants. Each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector, in order to carry out IT system design and implementation.
(c)	Future Business Plan

Starting January 2010, the Company is proceeding to prepare and verify financial information, reorganize internal accounting control system, analyze the impact of changes in accordance with K-IFRS.

(d)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, loss provisions, revenue recognition and employee benefits, among others. Also, transition report is expected to be issued through preparation of financial information at transition date.